Filed pursuant to Rule 433

Registration Statement 333- 215316

Relating to Preliminary Prospectus Supplement dated May 3, 2017

Republic of Panama

U.S.$1,168,292,000    4.500% Global Bonds due 2047

May 4, 2017

Issuer:	Republic of Panama (“Panama”)
Transaction:	4.500% Global Bonds due 2047 (“2047 global bonds”)
Distribution:	SEC Registered
Ranking:	Unsecured
Ratings:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch; all stable)
Amount Issued:	U.S.$1,168,292,000 aggregate principal amount*
Coupon:	4.500% (30/360 day count basis)
Maturity:	May 15, 2047; Panama will pay the principal amount of the 2047 global bonds in three equal annual installments on May 15 of each year, commencing on May 15, 2045.
Offering Price:	99.759% of principal amount plus accrued interest, if any, from May 15, 2017
Gross Proceeds to the Issuer (before expenses):	U.S.$1,165,476,416.28**
Yield to Maturity:	4.515%
Spread to Benchmark Treasury:	150 basis points
Benchmark Treasury:	2.875% due November 15, 2046
Benchmark Treasury Price and Yield:	97-08+/3.015%
Listing and Trading:	Application will be made to list the 2047 global bonds on the Official List of the Luxembourg Stock Exchange and to have the 2047 global bonds admitted to trading on the Euro MTF Market.
Optional Redemption:	Prior to November 15, 2046 (six months prior to the maturity date of the 2047 global bonds), Panama will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice to the holders (with a copy to the fiscal agent, The Bank of New York Mellon) to redeem the 2047 global bonds, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2047 global bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2047 global bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after November 15, 2046 (six months prior to the maturity date of the 2047 global bonds), the 2047 global bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2047 global bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Liability management and general budgetary purposes
Governing Law:	New York
Underwriting Fee:	0.074%
Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.
Denominations:	U.S.$200,000 and integral multiples of U.S.$ 1,000 in excess thereof.
Interest Payment Dates:	May 15 and November 15
First Coupon Payment Date:	November 15, 2017
Settlement:	May 15, 2017 (T + 7)
CUSIP/ISIN:	698299 BG8/US698299BG85

*	Note: The aggregate principal amount of the 2047 global bonds includes approximately U.S.$118,292,000 intended to fund the purchase of outstanding Preferred Tenders (as such term is defined in the Offer to Purchase, dated May 3, 2017, of Panama) in the concurrent tender offer pursuant to the Offer to Purchase, and the amount may be adjusted based on final acceptances in the tender offer. Panama will announce the amount of Preferred Tenders and Non-Preferred Tenders that it is accepting on May 5, 2017.
**	The total gross proceeds amount may be adjusted in proportion to the adjustment, if any, to be made to the aggregate amount of the 2047 global bonds.

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated May 4, 2017, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2047 global bonds indicated below:

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S. $	584,146,000
Morgan Stanley & Co. LLC	U.S. $	584,146,000
Total	U.S. $	1,168,292,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/76027/000119312517156462/d377072d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-800-624-1808.

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